# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002020621

## Reporting persons
- Galkin Vladimir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,420,000; sole dispositive power 0; shared dispositive power 1,420,000; aggregate amount beneficially owned 1,420,000 (5% of the class)
  Comment: (1) Vladimir Galkin has shared voting power and dispositive power over 1,420,000 shares of common stock, which are held by the Angelica Revocable Trust, dated April 21, 2018 (Galkin Revocable Trust). Angelica Galkin, wife of Vladimir Galkin, is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Based on 28,320,815 shares of the Issuer's common stock outstanding as of March 4, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) on March 16, 2026.
- Galkin Angelica: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,420,000; sole dispositive power 0; shared dispositive power 1,420,000; aggregate amount beneficially owned 1,420,000 (5% of the class)
  Comment: (1) Angelica Galkin also has shared voting power and dispositive power over 1,420,000 shares of common stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Based on 28,320,815 shares of the Issuer's common stock outstanding as of March 4, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) on March 16, 2026.
- Angelica Galkin Revocable Trust, dated April 21, 2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,420,000; sole dispositive power 0; shared dispositive power 1,420,000; aggregate amount beneficially owned 1,420,000 (5% of the class)
  Comment: (1) Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Based on 28,320,815 shares of the Issuer's common stock outstanding as of March 4, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) on March 16, 2026.

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, Florida , 33004

## Item 2. Person Filing
Name of person filing:
Vladimir Galkin
Angelica Galkin
Angelica Galkin Revocable Trust
Address of principal business office or, if none, residence:
Vladimir Galkin: 10900 NW 97th Street, #102, Miami, FL 33178
Angelica Galkin: 10900 NW 97th Street, #102, Miami, FL 33178
Angelica Galkin Revocable Trust: 10900 NW 97th Street, #102, Miami, FL 33178
Citizenship: Vladimir Galkin and Angelica Galkin: USA; Angelica Galkin Revocable Trust: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,420,000
Percent of class:
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Ownership percent: 5.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,420,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,420,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (04/23/2026)
- Galkin Angelica: Angelica Galkin, Individual (04/23/2026)
- Angelica Galkin Revocable Trust, dated April 21, 2018: Angelica Galkin, Trustee (04/23/2026)